Exhibit 99.1

DoubleDown Interactive Enters into Share Purchase Agreement to Acquire i-Gaming Operator, SuprNation

SEATTLE, WASHINGTON – January 11, 2023 — DoubleDown Interactive Co., Ltd. (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading gaming company, delivering unique player experiences across a variety of genres, today announced that the Company has entered into a Share Purchase Agreement (the “Agreement”) to acquire SuprNation AB, a Swedish limited liability company (“SuprNation”) for cash consideration of approximately $35 million(1) (or €33 million), on a cash free and debt free basis and subject to final 2022 financial review. SuprNation is a European-based i-Gaming company providing differentiated casino gaming experiences.

SuprNation Highlights

•	Unaudited preliminary revenue for the nine months ended September 30, 2022 of approximately $18.3 million based on management’s estimates

•	Strong presence in certain regulated European markets with gaming licenses in jurisdictions including Sweden, Great Britain, Malta and the Isle of Man

•	Flagship title, Duelz.com, offers real money gaming with unique peer-to-peer gamification and social features that improve monetization and engagement

•	Established relationships with acquisition channels that are expected to facilitate favorable acquisition costs

•	Significant synergy opportunities with DoubleDown expected through leveraging marketing, technology and gaming content, back office in-sourcing and potential native Apple/Android app development

Based on its many years of experience in online gaming, the Company expects to leverage its expertise in acquiring new users through performance marketing, improve existing services using its extensive software engineering and DevOps capabilities, and enhance existing services as well as develop new ones by leveraging its broad portfolio of casino game content.

“We are pleased to announce the first acquisition since DoubleDown’s IPO that we believe complements our existing social casino franchise well and exposes DoubleDown to new growth markets,” said In Keuk Kim, Chief Executive Officer of the Company. “The acquisition of SuprNation increases our presence in the European i-Gaming market with other geographies expected to be added over time. Their gaming titles and captivating gamification features have created a loyal customer base that we aim to grow while capturing synergy opportunities, including incorporating our deep online gaming experience. As we evaluate inorganic growth opportunities, we will continue to focus on gaming businesses that offer clear synergies with our existing strengths.”

Joakim Stockman and Henric Andersson, Co-Chief Executive Officers of SuprNation commented, “We are extremely excited to become a part of DoubleDown and are looking forward to leveraging the obvious strengths of both companies in the years to come. As part of DoubleDown, we expect to accelerate our expansion and grow our real money gaming foothold through continued development of unique products and efficient marketing strategies.”

This all-cash acquisition is expected to close during the second quarter of 2023, sJubject to satisfaction or waiver of certain customary closing conditions, including without limitation, certain regulatory approvals. Following the closing, SuprNation will be a direct, wholly-owned subsidiary of DoubleDown Interactive LLC, a wholly-owned U.S. subsidiary of the Company. If the closing conditions are not satisfied or waived prior to nine months after execution of the Agreement, then either the sellers or the Company may terminate the Agreement.

About DoubleDown Interactive

DoubleDown Interactive Co., Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. It is the creator of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. DoubleDown’s flagship title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games.

Note: (1) Based on an exchange rate of €1=$1.0514 as of January 6, 2023.

About SuprNation AB

Based in Malta, SuprNation is a technology company founded in 2015 to serve as a home for some of the most competent and creative people in the iGaming industry. SuprNation’s platform offers mobile casino experiences with clean and robust code, and simple and functional design.

Forward-Looking Statements

This press release contains forward-looking statements relating to, among other things, the Company’s expectations related to the total consideration, timing, and closing of the acquisition of SuprNation and its ability to achieve the intended benefits of the acquisition; and the Company’s future economic performance and its ability to achieve financial projections. Forward-looking statements often include words such as “outlook,” “projected,” “intends,” “will,” “anticipate,” “believe,” “target,” “expect,” and statements in the future tense are generally forward-looking. The achievement or success of the matters covered by such forward-looking statements involves significant risks, uncertainties and assumptions, including those described in the Company’s public filings with the SEC, copies of which may be obtained by visiting the Company’s Investor Relations web site or the SEC’s website at www.sec.gov. The Company’s actual results could differ materially from those predicted or implied and reported results should not be considered as an indication of its future performance. Factors that could cause or contribute to such differences include, but are not limited to, delays or other challenges in the completion of the SuprNation acquisition and its integration and the success of its current and future games as part of the Company. Undue reliance should not be placed on such forward-looking statements, which are based on information available to the Company on the date hereof. the Company assumes no obligation to update such statements.

Company Contact:

Joe Sigrist

ir@doubledown.com

+1 (206) 773-2266

Chief Financial Officer

https://www.doubledowninteractive.com

Investor Relations Contact:

Cody Slach or Jeff Grampp, CFA

Gateway Group

1-949-574-3860

DDI@gatewayir.com